November 4, 2005



Mail Stop 4561




Michael R. Anastasio
Vice President and Chief Financial Officer
One Corporate Center
Rye, NY 10580-1422

      Re:	Gabelli Asset Management Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 001-14761

Dear Mr. Anastasio:

      We have reviewed your response letter filed on September 29, 2005 and have the following comments.

Form 10-K for the year ended December 31, 2004

Financial Statements

Note A - Significant Accounting Policies - Investments in
Partnerships and Affiliates, page F-10

1. We note your response to comment 3 of our letter dated July 15, 2005 wherein you state you relied on FIN 46R, APB 18, AIN 2, SOP 78-9 and ARB 51 in determining the appropriate accounting for your investment in the Funds. You state that you interpreted the third-party equity holders` ability to remove their investment from the respective partnership/fund as a means by which they prevent the Company from controlling the respective partnership. Therefore, prior to the adoption of FIN 46R you principally accounted for these entities under the equity method. Please tell us more as it relates to these third-party equity holders` ability to remove their investment. At a minimum address the following in your response:

* Whether they are permitted to remove their investment at any time;

* Whether they have to give notice to remove their investment;

* Whether there is a fee or penalty incurred by the equity holders if they choose to remove their investment;

* What if the fund does not have sufficient cash on hand for the equity holders to remove their investment;

* Whether the general partner is obligated to purchase the interest if the Fund does not have sufficient cash on hand; and

* Whether any of the Funds` equity holders removed, or declared their intent to remove, their equity investment in the past;

2. Please tell us how the third party equity holders` ability to remove their investment from the respective partnership/fund contrasts with the examples of "important rights" outlined in paragraph 9 of SOP 78-9. When preparing your response please note that the examples of "important rights" outlined in SOP 78-9 include the right to replace the general partner, approve the sale or refinancing of principal assets, or approve the acquisition of principal partnership. These examples appear to focus on how the limited partners can substantively participate in general partner`s decision making. In your situation, it appears the equity holders are unable to participate in the decision making, but they are able to choose to remove their investment, presumably if they disagree with the general partners` decisions to run the fund.

3. Please confirm that the equity holders` right to remove their investment from the respective partnership was present in each of the seventeen Funds.

Note A - Significant Accounting Policies - Recently Issued
Accounting
Standards, page F-12

4. In your response to comment 4 of our letter dated July 15, 2005 you state that a majority of your investment partnerships, i.e. Funds, are subject to consolidation under EITF 04-5 beginning January
1, 2006 based on your conclusion that, among other factors, the limited partners do not have substantive participating rights. We further note that you plan to consolidate twelve of these funds beginning January 1, 2006 since you have now determined they are not variable interest entities (VIEs). We also note that you do not plan to consolidate five additional Funds which you have determined to be
VIE`s, but for which you do not consider yourself the primary beneficiary. Please address the following in your response:

* Confirm whether these seventeen Funds comprise all of the entities which you initially determined to be VIEs upon adoption of FIN 46R in
March 2004 as discussed in your response to prior comment 3;

* For each of these seventeen Funds, please tell us how you considered the guidance in paragraph 5 of FIN 46R in determining whether or not the Fund is a VIE. Your response should clearly discuss the factors and characteristics of the five Funds which you continue to believe are VIEs. Please also address how you concluded that the Funds would not qualify for the business exemption outlined in paragraph 4(h) of FIN 46R; and

* For the five Funds which you continue to believe are VIEs, please tell us how you determined that your interests, along with interests held by unconsolidated related parties, did not absorb a majority of the expected losses or receive a majority of the expected returns, or both. Please confirm that you considered all cash flows you would receive from your interests in making this determination, including any cash flows from the incentive allocation and administrative fees.

* * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have any questions.


Sincerely,



Amit Pande
Assistant Chief Accountant

Michael R. Anastasio Jr.
Vice President and Chief Financial Officer
Gabelli Asset Management, Inc.
November 4, 2005
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